SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)

Amen Properties, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

023477-20-1

(CUSIP Number)

Ted Miller
Universal Guaranty Life Insurance Company
5250 South Sixth Street, Springfield, IL 62703 (217-241-6363)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously  filed a Statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this Schedule because of Sections  240.13d-1(e),  240.13d-1(f) or 240.13d-1(g)  check the following box [ ]

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Universal Guaranty Life Insurance Company 31-0727974
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Ohio
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	255,144
	(8) Shared Voting Power	0
	(9) Sole Dispositive Power	255,144
	(10)Shared Dispositive Power	0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	255,144
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	6.5%
14)	Type of Reporting Person (See Instructions)	IC

Item 1.  Security And Issuer

This statement relates to Common Stock, $0.01 par value (the “Common Stock”).  The issuer is Amen Properties, Inc.  The address of the issuer’s principal executive offices is 303 W. Wall Street, Suite 2300, Midland, Texas79701.

Item 2.  Identity And Background

The person reporting on this Schedule 13D is Universal Guaranty Life Insurance Company (the “Reporting Person”).  The state of organization of the Reporting Person is Ohio.  The principal business of the Reporting Person is an insurance company.  The address of the principal office of the Reporting Person is 5250 South Sixth Street, Springfield, IL 62703.

Controlling Persons of the Reporting Person:

UTG, Inc. (“UTG”) is the sole shareholder of the Reporting Person.  UTG’s state of organization is Delaware.  The principal business of UTG is an insurance holding company.  The address of the principal office of UTG is 5250 South Sixth Street, Springfield, IL 62703.

Jesse T. Correll, Chairman, CEO and Director of UTG, and Chairman, CEO and Director of the Reporting Person, is the majority shareholder of UTG.  The business address of Mr. Correll is P.O. Box 328, Lancaster Street, Stanford, Kentucky 40484.  Mr. Correll’s present principal occupation is President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Street, Stanford, Kentucky 40484, and Chairman, CEO and Director of UTG.

Additional Information

Information about the directors and executive officers of the Reporting Person and UTG is filed in Exhibit 99.4 and incorporated by reference herein.

During the last five years, none of the Reporting Person or UTG, or their respective directors, executive officers or controlling persons (including Mr. Correll), (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person purchased 100,000 shares of Common Stock in open market transactions that occurred beginning October 14, 2008 and ending on December 9, 2008, for prices per share ranging from $4.92 to $6.00 per share.  The Reporting Person used working capital to make the open market purchases.  See Item 5(c), which is incorporated by reference herein.

The Reporting Person has also acquired the right to purchase 155,144 shares of Common Stock at a purchase price of $6.02 per share (subject to adjustment) from the issuer pursuant to a Warrant dated December 17, 2007.  The Warrant became immediately exercisable when the issuance and sale of the Warrant, and the shares issuable thereunder, were approved by the shareholders of the issuer in accordance with the rules of the Nasdaq Stock Market on December 17, 2008.  The Warrant was issued pursuant to and subject to a Securities Purchase and Note Agreement dated as of November 30, 2007, among the issuer, the Reporting Person and other unaffiliated parties, pursuant to which, among other things, the Reporting Person made a loan to the issuer in the principal amount of $933,966, which is evidenced by a Promissory Note dated December 17, 2007.  The Promissory Note was amended pursuant to an Amendment to Promissory Note dated as of June 25, 2008 between the issuer and the Reporting Person to extend the maturity date of the promissory note from June 30, 2008 to June 30, 2009.  The Warrant, the Stock Purchase and Note Agreement, the Promissory Note and the Amendment to Promissory Note are attached to this Report as Exhibits 4.1, 99.1, 99.2, and 99.3, respectively, and incorporated by reference herein.

The Reporting Person and an indirect insurance company subsidiary of the Reporting Person are in negotiations with the issuer to acquire shares of the issuer’s convertible preferred stock for a purchase price of $6.00 per share.  If acquired, the convertible preferred stock would be immediately convertible into a total of 440,000 shares of Common Stock.  It is expected the proposed transaction will occur on December 31, 2008, and that the Reporting Person and its subsidiary will use working capital to acquire the shares.

First Southern Capital Corp., LLC (“FSC”), of which Jesse T. Correll is a manager, acquired 7,000 shares of Common Stock for a purchase price of $7.10 per share.  FSC used working capital to make the purchase.

Randall L. Attkisson, a director of each of the Reporting Person and UTG, acquired shares of Common Stock in his 401(k) plan account in the following open market transactions using personal funds:

Number of Shares Acquired	Purchase Price Per Share	Total Purchase Price

1,220 3,556 100 124	$8.00 8.00 8.00 8.00	$ 9,760 28,448 800 992

Item 4.  Purpose Of Transaction

The purpose of the acquisition of shares of Common Stock is for investment purposes.

The Reporting Person and an indirect insurance company subsidiary of the Reporting Person are in negotiations with the issuer to acquire shares of the issuer’s convertible preferred stock for a purchase price of $6.00 per share.  If acquired, the convertible preferred stock would be immediately convertible into a total of 440,000 shares of Common Stock.  It is expected the proposed transaction will occur on December 31, 2008.

The Reporting Person and/or its affiliates may from time to time purchase or dispose of shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person’s liquidity and availability of funds or other similar factors.

Mr. Correll serves as a director of the issuer.  As a result he has the ability to influence the issuer and its strategic plans, and may recommend and implement changes in the management of the issuer as he considers appropriate, including the increase or reduction in the size of the board of directors and/or the selection of successor directors upon the retirement or resignation of directors of the issuer or otherwise upon the occurrence of vacancies on the issuer’s board of directors.

Except as described above, neither the Reporting Person or UTG, nor their directors, executive officers and controlling persons (including Mr. Correll), presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, (ii) an extraordinary corporate transaction involving the issuer or its subsidiaries, (iii) the sale or transfer of a material amount of assets of the issuer or its subsidiaries, (iv) a change in the present board of directors or management of the issuer, (v) a material change in the present capitalization or dividend policy of the issuer, (vi) any other material change in the issuer’s business or corporate structure, (vii) a change in the issuer’s charter or bylaws or other actions which may impede the acquisition of control of the issuer by any person, (viii) a class of securities of the issuer being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

Item 5.  Interest In Securities Of The Issuer

(a-b) The Reporting Person beneficially owns 255,144 shares of Common Stock, representing 6.5% of the issued and outstanding shares of Common Stock.  The Reporting Person has sole voting and dispositive power over such shares.

UTG, Inc. (“UTG”) is the sole shareholder and controlling person of the Reporting Person.  By virtue of its controlling ownership of the Reporting Person, UTG may be deemed to beneficially own the shares of Common Stock owned by the Reporting Person.

Jesse T. Correll directly and indirectly through companies controlled by him owns 63.2% of the outstanding voting securities of UTG.1  By virtue of his controlling ownership of UTG and of the Reporting Person indirectly through UTG, Mr. Correll may be deemed to beneficially own the shares of Common Stock owned by the Reporting Person and may be deemed to share with it the right to vote and to dispose of such shares.  In addition, First Southern Capital Corp., LLC (“FSC”), of which Mr. Correll is a manager, owns 7,000 shares of Common Stock.  By virtue of his position as a manager of FSC, Mr. Jesse T. Correll may be deemed to beneficially own the shares of Common Stock owned by FSC and may be deemed to share with it the right to vote and to dispose of such shares.  As a controlling person of the Reporting Person and FSC, Mr. Correll may be deemed to beneficially own a total of 262,144 shares of Common Stock, representing 6.6% of the issued and outstanding shares of Common Stock.

Randall L. Attkisson, a director of the Reporting Person and UTG, holds a total of 6,000 shares of Common Stock in his 401(k) account, representing 0.2% of the issued and outstanding shares of Common Stock.  Mr. Attkisson has sole voting and dispositive power over such shares.

1  Additional information about Mr. Correll’s ownership of voting securities of UTG may be found in the Schedule 13D, as amended, Mr. Correll filed jointly with the Securities Exchange Commission with respect to UTG (Commission File No. 0-16867) (the most recent amendment to the Schedule 13D as of the date hereof being Amendment No. 18 filed on October 8, 2008 filed with the Securities Exchange Commission on October 8, 2008 (File No:005-40020)).

The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by FSC and Mr. Attkisson.

Except as set forth herein, none of the Reporting Person’s directors, executive officers and controlling persons identified in Item 2 above beneficially owns any shares of the issuer’s voting Common Stock.

(c)  Except as follows, there have been no transactions by the Reporting Person, UTG, Mr. Correll, or any of the directors or executive officers of the Reporting Person in the Common Stock of the Issuer effected within the past 60 days of the date of the filing of this Schedule 13D.  The Reporting Person acquired shares of Common Stock in the following open market transactions effected in Springfield, Illinois:

Trade Date	Number of Shares Acquired	Purchase Price Per Share	Total Purchase Price

10/14/2008	2,300	$6.000	$13,984
10/14/2008	3,000	6.000	18,240
10/14/2008	4,800	6.000	29,184
10/15/2008	200	6.000	1,216
10/16/2008	2,500	5.210	13,225
10/16/2008	5,000	5.500	27,800
10/16/2008	2,006	6.000	12,156
10/16/2008	99	5.980	598
10/20/2008	10,000	5.310	53,700
10/20/2008	4,095	5.310	21,990
10/21/2008	1,547	5.500	8,601
10/21/2008	998	5.490	5,539
10/21/2008	562	5.480	3,113
10/22/2008	131	5.400	715
10/23/2008	3,900	5.400	21,294
11/5/2008	300	5.350	1,623
11/5/2008	800	5.400	4,368
11/6/2008	1,009	5.400	5,509
11/7/2008	4,417	5.25	23,454
11/7/2008	7,891	5.40	43,085
11/12/2008	425	5.25	2,257
11/14/2008	5,158	5.25	27,389
11/19/2008	7,925	5.35	42,795
11/20/2008	2,075	5.35	11,205
11/21/2008	5,809	5.10	29,916
11/24/2008	4,191	5.10	21,584
11/25/2008	1,800	5.00	9,090
12/1/2008	100	5.00	505
12/2/2008	8,100	5.00	40,905
12/3/2008	4,921	5.00	24,851
12/4/2008	79	4.92	393
12/4/2008	400	5.00	2,020
12/5/2008	245	5.00	1,237
12/8/2008	1,050	5.00	5,303
12/9/2008	2,167	5.00	10,943

Total	100,000		$539,787

Item 6.  Contracts, Arrangements, Understandings, Or Relationships With Respect To Securities Of The Issuer

Other than (i) as described in the response to Item 4 and 5 above, (ii) the Warrant, which is filed as Exhibit 4.1, (iii) the Securities Purchase and Note Agreement, which is filed as Exhibit 99.1, (iv) the Promissory Note, which is filed as Exhibit 99.2, and (v) the Amendment to Promissory Note, which is filed as Exhibit 99.3, neither the Reporting Person or UTG, nor any of its directors, executive officers or controlling persons identified in Item 2 above is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option  arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed As Exhibits

The following exhibits are filed with this Schedule 13D:

Exhibit 4.1	Warrant to Purchase 155,144 Shares of Common Stock dated December 17, 2007, issued to Universal Guaranty Life Insurance Company.

Exhibit 99.1	Securities Purchase and Note Agreement dated as of November 30, 2007 among the issuer, Universal Guaranty Life Insurance Company and other unaffiliated parties.

Exhibit 99.2	Promissory Note of Amen Properties, Inc. dated December 17, 2007, in the principal amount of $933,966.

Exhibit 99.3	Amendment to Promissory Note dated June 25, 208, between Amen Properties, Inc. and Universal Guaranty Life Insurance Company.

Exhibit 99.4	Directors and executive officers of the Reporting Person and UTG.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,  complete and correct.

Universal Guaranty Life Insurance Company

Date: December 23, 2008	By:	/s/ Theodore C. Miller

	Title:	Sr. Vice President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

4.1	Warrant to Purchase 155,144 Shares of Common Stock dated December 17, 2007, issued to Universal Guaranty Life Insurance Company.

99.1	Securities Purchase and Note Agreement dated as of November 30, 2007 among the issuer, Universal Guaranty Life Insurance Company and other unaffiliated parties.

99.2	Promissory Note of Amen Properties, Inc. dated December 17, 2007, in the principal amount of $933,966.

99.3	Amendment to Promissory Note dated June 25, 208, between Amen Properties, Inc. and Universal Guaranty Life Insurance Company.

99.4	Directors and executive officers of the Reporting Person and UTG.